Exhibit 12

VECTREN UTILITY HOLDINGS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands, Except Ratio)

	Year Ended December 31
	2006	2005	2004	2003	2002

Earnings: (1)
Net income (2)	$91,377	$95,128	$83,146	$85,587	$97,137
Income taxes	47,691	57,500	53,035	51,582	46,772
Equity in losses (income) of equity investee, net of distributions	-	-	(128)	511	1,859
Fixed Charges (See Below) (3)	80,973	71,007	68,363	66,699	70,693
Less: Preferred stock dividend	-	4	13	23	32
Total adjusted earnings	$220,041	$223,631	$204,403	$204,356	$216,429
Fixed charges: (3)
Total interest expense	$77,538	$69,942	$67,408	$66,135	$69,119
Interest component of rents	807	1,061	942	541	1,542
Preferred stock dividend	-	4	13	23	32
Total fixed charges	$78,345	$71,007	$68,363	$66,699	$70,693

Ratio of earnings to fixed charges	2.8	3.1	3.0	3.1	3.1

(1)
For the purposes of computing these ratios, earnings consist of pretax net income before income (losses) from equity investees, fixed charges, and less preferred stock dividends of a consolidated subsidiary.

(2)	Net income, as defined, is before preferred stock dividend requirement of subsidiary and cumulative effect of change in accounting principle

(3)
Fixed charges consist of total interest, amortization of debt discount, premium and expense, the estimated portion of interest implicit in rentals, and preferred stock dividends of a consolidated subsidiary.